UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2017

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K (other than Part II, Item 1.B hereof) shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	June 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment		$10,319	$10,354
Goodwill		4,992	4,992
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	891,819	904,628
Intangible assets — others	6	4,039	4,360
Available-for-sale financial assets		29,693	29,613
Trade and other receivables	7	8,568	11,443
Income tax receivable		993	1,051
Restricted deposits		361	335
Deferred income tax assets		112	112
Total non-current assets		$964,896	$980,888

Current assets
Inventories		$330	$214
Trade and other receivables	7	280,500	242,762
Current income tax receivable		229	253
Cash and cash equivalents		114,717	112,267
Restricted deposits		7,012	6,981
Total current assets		402,788	362,477
Total assets		$1,367,684	$1,343,365

LIABILITIES
Current liabilities
Trade and other payables		$107,456	$120,082
Acceptances	9	8,968	8,935
Short-term borrowings	8	184,118	180,029
Current income tax payable		8,387	7,055
Total current liabilities		$308,929	$316,101

Non-current liabilities
Long-term borrowings	8	$89,801	$89,841
Other long-term liabilities		5,229	5,349
Derivative financial instruments		12,370	12,553
Deferred income tax liabilities		37,564	35,973
Total non-current liabilities		$144,964	$143,716
Total liabilities		$453,893	$459,817

EQUITY
Share capital	10	$31,882	$31,877
Share premium		400,155	399,686
Reserves		446,772	436,997
Other components of equity		(48,080)	(48,118)
JSOP reserve		(15,985)	(15,985)
Equity attributable to equity holders of Eros International Plc		$814,744	$804,457
Non-controlling interest		99,047	79,091
Total equity		$913,791	$883,548
Total liabilities and shareholder’s equity		$1, 367,684	$1,343,365

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended June 30,
	Note	2017	2016
Revenue	18	$60,832	$71,095
Cost of sales		(34,955)	(48,010)
Gross profit		25,877	23,085
Administrative cost		(14,186)	(15,905)
Operating profit		11,691	7,180
Finance costs		(5,818)	(3,854)
Finance income		434	661
Net finance costs		(5,384)	(3,193)
Other (losses)/gains	13	(1,523)	2,032
Profit before tax		4,784	6,019
Income tax expense		(2,986)	(2,580)
Profit for the period		$1,798	$3,439
Attributable to:
Equity holders of Eros International Plc		$(1,327)	$1,987
Non-controlling interest		3,125	1,452
		$1,798	$3,439
Earnings per share (cents)
Basic earnings per share	12	(2.2)	3.4
Diluted earnings per share	12	(2.3)	3.1

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,
	2017	2016

Profit for the period	$1,798	$3,439

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(398)	(3,263)
Reclassification of the cash flow hedge to the statement of operations, net of tax	187	201
Total other comprehensive loss for the period	$(211)	$(3,062)
Total comprehensive income for the period, net of tax	$1,587	$377

Attributable to:
Equity holders of Eros International Plc	$(1,289)	$(512)
Non-controlling interest	2,876	889

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Three Months Ended June 30,
	Note	2017	2016
Cash flows from operating activities:
Profit before tax		$4,784	$6,019
Adjustments for:
Depreciation		263	210
Share based payment	11	5,189	6,023
Amortization of intangible film and content rights		32,012	36,938
Amortization of other intangibles assets		369	694
Other non-cash items	14	1,482	(678)
Net finance costs		5,384	3,193
Gain on sale of available for sale financial asset		—	(58)
Loss on sale of property		4	—
Movement in trade and other receivables		(21,810)	(37,628)
Movement in inventories		5	4
Movement in trade and other payables		6,318	9,027
Cash generated from operations		34,000	23,744
Interest paid		(5,948)	(4,993)
Proceeds from refund of income taxes, net		98	151
Net cash generated from operating activities		$28,150	$18,902

Cash flows from investing activities:

Proceeds from sale of available for sale investments		—	288
Purchase of property, plant and equipment		(107)	(790)
Investments in restricted deposits held with banks		(31)	(187)
Purchase of intangible film and content rights		(35,037)	(17,089)
Purchase of other intangible assets		—	(13)
Interest received		890	461
Net cash (used in) investing activities		$(34,285)	$(17,330)

Cash flows from financing activities:

Proceeds from transactions with non-controlling interest		—	1
Proceeds from issue of share capital		448	—
Proceeds from short-term debt		20,327	13,688
Repayment of short-term debt		(9,744)	(13,908)
Proceeds from long-term debt		—	1,497
Repayment of long-term debt		(3,067)	(2,674)
(Repayment of)/Proceeds from short-term debt with maturity less than three months (net)		(192)	3,600
Net cash generated from financing activities		$7,772	$2,204

Net increase in cash and cash equivalents		1,637	3,776
Effect of exchange rate changes on cash and cash equivalents		813	(2,937)
Cash and cash equivalents, beginning of period		112,267	182,774
Cash and cash equivalents, end of period		$114,717	$183,613

The cash outflow towards intangible film and content right includes, interest paid and capitalized $3,681 (June 30,2016: $2,433).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

Profit for the period	—	—	—	—	—	—	—	—	(1,327)	—	(1,327)	3,125	1,798

Other comprehensive income/(loss) for the period	—	—	(144)	—	(5)	187	—	—	—	—	38	(249)	(211)

Total comprehensive income/(loss) for the period	—	—	(144)	—	(5)	187	—	—	(1,327)	—	(1,289)	2,876	1,587

Share based compensation	—	—	—	—	—	—	—	—	5,064	—	5,064	125	5,189

Shares issued on exercise of employee stock options and awards	5	469	—	—	—	—	—	—	(474)	—	—	—	—

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	6,512	—	—	6,512	16,955	23,467

Balance as at June 30, 2017	$31,882	400,155	(55,954)	6,238	1,824	(188)	(22,752)	76,787	392,737	(15,985)	814,744	99,047	913,791

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity
	(in thousands)
Balance as of April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

Profit for the period	—	—	—	—	—	—	—	—	1,987	—	1,987	1,452	3,439

Other comprehensive loss for the period	—	—	(2,722)	—	22	201	—	—	—	—	(2,499)	(563)	(3,062)

Total comprehensive (loss)/income for the period	—	—	(2,722)	—	22	201	—	—	1,987	—	(512)	889	377

Issue of shares	1	—	—	—	—	—	—	—	—	—	1	—	1

Share based compensation	—	561	—	—	—	—	—	—	5,291	—	5,852	171	6,023

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	22	—	—	22	9	31

Balance as of June 30, 2016	30,794	357,426	(63,331)	6,622	1,878	(978)	(22,752)	69,608	383,595	(17,167)	745,695	69,831	815,526

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2017. The unaudited condensed consolidated interim financial statements for the three months ended June 30, 2017 were approved by the Eros Board of Directors and authorized for issue on November 3, 2017.

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
•	accounting for licenses of intellectual property; and
•	determine whether a company is a principal (the provider of a good or a service to a customer) or an agent (responsible for arranging for the good or service to be provided)

The Group has made progress towards completing its assessment of the impact of adopting this new guidance, and finalizing its implementation plan. The Group currently, does not expect significant changes in the way it will record theatrical revenue, television and other revenues. However, it is possible that the Group’s evaluation of the expected impact of the new guidance on certain transactions could change if there are additional interpretations of the new revenue guidance that are different from the Group’s preliminary conclusions.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Group expects the impact of adopting the new guidance to be material on digital and ancillary services. For example, under guidance currently in effect, when a company licenses a completed library of content and agrees to refresh the library with new content as it becomes available, and the licensee is not entitled to a refund if no further library titles are delivered, revenue is recognized once access to the library is granted to the licensee. Under the new guidance, because there is an implicit obligation for the company to refresh the library with additional content in the future, the company will need to estimate the additional content it will deliver in the future and allocate a portion of the transaction price to that content. As compared with current guidance, this results in a deferral of a portion of the transaction price until delivery of future library content.  The evaluation of the impact of the new guidance on certain other transactions is still in process.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Group expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard).

IFRS 9 Financial Instruments

In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

The Key requirements of IFRS 9:

Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss

•	fair value through other comprehensive income

•	amortized cost

Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

Introduces new impairment model, under which the “expected” credit loss is required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

•	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

•	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRS 2 Share-based Payment

In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

2.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

3.	ACQUISITION OF SUBSIDIARY

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone. In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition. The Company has recognized other intangible assets aggregating to $3,704 and Goodwill of $3,329 on such acquisition.

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

	As at June 30, 2017
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	83	(83)	—
Total	83	(83)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(12,453)	83	(12,370)
Total	(12,453)	83	(12,370)

	As at March 31, 2017
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	179	(179)	—
Total	179	(179)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(12,732)	179	(12,553)
Total	(12,732)	179	(12,553)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at June 30, 2017 are as follows:

	Fair value as at
	June 30, 2017	March 31, 2017
2012 Interest Rate Cap	$(83)	$(179)
2012 Interest Rate Floor	6,226	6,366
2012 Interest Rate Collar	6,227	6,366
Total	$12,370	$12,553

None of the above derivative instruments is designated in a hedging relationship. For three months ended June 2017 a gain of $183 (June 2016: a loss of $2,044) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2017	$29,613
Additions	80
As at June 30, 2017	$29,693

There were no transfers between any Levels.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets

As at June 30, 2017
Film and content rights	$1,448,676	$(831,159)	$617,517
Content advances	268,987	—	268,987
Film productions	5,315	—	5,315
Non-current content assets	$1,722,978	$(831,159)	$891,819

As at March 31, 2017
Film and content rights	$1,430,523	$(796,058)	$634,465
Content advances	266,232	—	266,232
Film productions	3,931	—	3,931
Non-current content assets	$1,700,686	$(796,058)	$904,628

Changes in the content assets are as follows:

	As at
	June 30, 2017	March 31, 2017
Film and content rights
Opening balance	$634,465	$506,086
Amortization	(32,012)	(135,316)
Exchange difference	547	2,031
Transfer from film productions and content advances	14,517	261,664
Closing balance	$617,517	$634,465

Content advances
Opening balance	$266,232	$284,817
Additions	16,580	236,536
Impairment loss on content advances	—	2,279
Exchange difference	692	(1,625)
Transfer to film and content rights	(14,517)	(255,775)
Closing balance	$268,987	$266,232

Film productions
Opening balance	$3,931	$4,236
Additions	1,370	5,498
Exchange difference	14	86
Transfer (to)/from (film rights)/ other content assets	—	(5,889)
Closing balance	$5,315	$3,931

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $304,957 (2017: $321,872) have been pledged against secured borrowings (Refer Note 8).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6	OTHER INTANGIBLE ASSETS

Other intangibles comprise of internally generated software used within the Group’s digital and home entertainment activities and internal accounting activities.

The changes in other intangible assets are as follows:

	As at June 30, 2017
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360
Exchange difference	15	33	48
Amortization charge	(264)	(105)	(369)
Closing net carrying amount as on June 30, 2017	$1,911	2,128	4,039

	As at June 30, 2017

Cost or valuation as on June 30, 2017	$4,857	$4,515	$9,372
Accumulated amortization	(2,946)	(2,387)	(5,333)
Net carrying amount as on June 30, 2017	$1,911	2,128	4,039

	As at March 31, 2017
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127
Exchange difference	15	36	51
Disposals	—	(2)	(2)
Amortization charge	(1,158)	(658)	(1,816)
Closing net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

	As at March 31, 2017

Cost or valuation as on March 31, 2017	$4,850	$4,497	$9,347
Accumulated amortization	(2,690)	(2,297)	(4,987)
Net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

Other intangible assets with a carrying amount of $215 (2017: $239) have been pledged against secured borrowings (Refer Note 8).

7.	TRADE AND OTHER RECEIVABLES

	As at
	June 30, 2017	March 31, 2017

Trade accounts receivables	$243,408	$226,822
Other receivables	43,702	25,683
Prepaid charges	880	277
Accrued revenues	1,078	1,423
Trade and other receivables	$289,068	$254,205

Current trade and other receivables	280,500	242,762
Non-current trade and other receivables	8,568	11,443
	$289,068	$254,205

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The age of financial assets that are past due but not impaired were as follows:

	As at
	June 30, 2017	March 31, 2017

Not more than three months	$24,161	$23,593
More than three months but not more than six months	17,158	16,729
More than six months but not more than one year	31,972	43,920
More than one year	69,815	58,516
	$143,106	$142,758

During the period, the Group sold a portfolio of trade receivables to third party customers on a non- recourse basis to reduce its credit risk and effectively manage its cash flows. The Group incurred an expense of $803.

Trade and other accounts receivables with a net carrying amount of $77,210 (2017: $60,128) have been pledged against secured borrowings (Refer Note 8). The Company collected approximately $30,000 relating to above trade receivables subsequent to June 30, 2017.

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	June 30, 2017	March 31, 2017

Asset backed borrowings
Vehicle Loan	10.0% - 12.0%	2017-21	$269	$325
Term Loan	BPLR+1.8% - 2.75%	2017	—	1,264
Term Loan	BPLR+2.75%	2017-18	124	466
Term Loan	BPLR+2.85%	2019-20	5,222	5,776
Term Loan	BPLR+2.55% - 3.4%	2020-21	11,104	11,945
Retail bond	6.5%	2021-22	$64,969	$62,672
Revolving facility	LIBOR +7.5% and Mandatory Cost	2017-18	85,000	85,000
Term Loan	MCLR+3.45%	2021-22	14,657	14,603
			$181,345	$182,051

Other borrowings	10.5%	2021-22	5,602	5,853
			$5,602	$5,853

Nominal value of borrowings			$186,947	$187,904
Cumulative effect of unamortized costs			(1,423)	(1,665)
Installments due within one year			(95,723)	(96,398)
Long-term borrowings — at amortized cost			$89,801	$89,841

Bank prime lending rate (“BPLR”) and Marginal Cost based lending rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	June 30, 2017	March 31, 2017

Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$39,465	$41,687
Export credit and overdraft	LIBOR+3.5%	22,981	24,572
Other short-term loan	13-14.3%	9,502	5,396
Other short-term loan	10.20%	11,413	—
Term loan	MCLR+4.25%	4,416	4,943
		$87,777	$76,598
Unsecured borrowings
Other short-term loan	12-14%	618	7,033
Installments due within one year on long-term borrowings		95,723	96,398
Short-term borrowings - at amortized cost		$184,118	$180,029

Fair value of the long-term borrowings as at June 30, 2017 is $154,751 (March 31, 2017: $155,923). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at June 30, 2017, the fair value of retail bond amounting to $43,968 (March 31, 2017: $43,416) has been determined using quoted prices from the London Stock Exchange (LSE). Carrying amount of short-term borrowings approximates fair value.

(1)	In April 2017, Retail bond were fully secured by certain group assets.
(2)	On April 1, 2017 the group entered into an amended credit agreement wherein the revolving credit facility bearing interest rate 7.5% plus LIBOR is secured by certain group assets. Subsequently, the revolving credit facility has been amended and the maturity date has been extended. This facility is payable in three instalments by 30 March 2018.Subsequent to June 30, 2017, the Company paid down $32.3 million of the outstanding credit facility balance primarily from proceeds generated from the partial sale of its stake in EIML. As of September 30, 2017, the outstanding credit facility balance was $52.7 million.
(3)	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

9.	ACCEPTANCES

	June 30, 2017	March 31, 2017
	(in thousands)
Payable under the film financing arrangements	$8,968	$8,935
	$8,968	$8,935

Acceptances comprise of credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

10.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized
A ordinary shares of 30p each at June 30, 2017 and March 31, 2017	83,333,333	25,000

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2016	32,949,314	24,960,654	$30,793
Issue of shares on April 1, 2016	1,750	—	1
Issue of shares on July 29, 2016	20,813	—	8
Issue of shares in August, 2016	387,613	—	153
Issue of shares in September, 2016	2,107,010	—	825
Issue of shares in October, 2016	98,500	—	36
Issue of shares in November, 2016	117,963	—	45
Issue of shares in December, 2016	14,580	—	6
Transfer of B Ordinary to A Ordinary share	5,581,272	(5,581,272)	—
Issue of shares of in January, 2017	4,200	—	2
Issue of shares of in February, 2017	17,437	—	5
Issue of shares of in March, 2017	11,750	—	3
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares on May 11, 2017	12,000	—	5
Transfer of B Ordinary to A Ordinary share	5,500,000	(5,500,000)	—
As at June 30, 2017	46,824,202	13,879,382	$31,882

On May 11, 2017, the Company issued 12,000 shares entered into an exit agreement with an employee pursuant to which the Board approved a grant of 12,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10.8 per share.

On May 15, 2017 and May 23, 2017, permitted Class B shares aggregating to 2,500,000 and 3,000,000 Class B shares respectively, were converted into Class A shares. This was effected through the cancellation of 5,500,000 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

As at June 30, 2017, none of the awards were forfeited.

11.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending June 30,
	2017	2016

IPO India Plan	$370	$649
JSOP Plan	615	905
Option award scheme 2012	101	253
2014 Share Plan	259	571
2015 Share Plan	36	102
Other share option awards	1,568	141
Management scheme (staff share grant)	2,240	3,402
	$5,189	$6,023

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	EARNINGS PER SHARE

	Three months ended June 30,
	2017		2016
	Basic	Diluted	Basic	Diluted
	(in thousands, except share and per share data)

Earnings attributable to the equity holders of the parent	$(1,327)	$(1,327)	$1,987	$1,987
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(123)	—	(167)
Adjusted earnings attributable to equity holders of the parent	$(1,327)	$(1,450)	$1,987	$1,820
Number of shares
Weighted average number of shares	60,628,345	60,628,345	57,998,564	57,998,564
Potential dilutive effect related to share based compensation scheme	—	1,221,584	—	1,048,454
Adjusted weighted average number of shares	60,628,345	61,849,929	57,998,564	59,047,018
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	(2.2)	(2.3)	3.4	3.1

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

13.	OTHER (LOSSES) /GAINS

	Three months ended June 30,
	2017	2016
	(in thousands)

Gain on sale of available for sale financial assets	$—	$58
Net foreign exchange (loss)/gain	(1,702)	4,018
Loss on sale of Fixed Assets	(4)	—
Net gain/(loss) on held for trading financial liabilities	183	(2,044)
	$(1,523)	$2,032

The net gains/(losses) on held for trading financial liabilities in the three months ended June 30, 2017 and 2016, respectively, principally relate to derivative instruments not designated in a hedging relationship.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	NON-CASH EXPENSE/(INCOME)

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Three months ended June 30,
	2017	2016
	(in thousands)

Net gains on held for trading financial liabilities	$(183)	$2,044
Provisions for trade and other receivables	—	132
Unrealized foreign exchange loss/(gain)	1,665	(2,854)
	$1,482	$(678)

15.	RELATED PARTY

		As at June 30,2017		As at March 31,2017
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$309	$—	$210	$—
550 County Avenue	Rent/Deposit	452	135	420	135
Line Cross Limited	Rent/Deposit	356	258	356	258
NextGen Films Pvt Ltd.	Purchase/Sale	—	39,550	—	34,843
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	103	17	115
Lulla Family	Rent/Deposit	167	1,006	123	1,003
Lulla Family	Salary/Others	11,929	—	1,210	—
Eros Television India Pvt Ltd	Borrowing	—	—	6,417	—
Eros Television India Pvt Ltd	Advance	6,525	—	—	—

Key Management Compensation	Three months ending June 30,
	2017	2016

Salaries	$1,237	$1,266
Share based compensation	3,739	3,595
Pension	5	6
	$4,981	$4,867

Pursuant to a lease agreement dated April 1,2016 , Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla, which requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement dated October 1, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60 each month under this lease.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments The lease commenced on April 1, 2015, and requires the Group to pay $11 each month. This is a non-cancellable lease.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $130 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group requires to pay $66 per quarter for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three months ended June 30, 2017.NextGen Films Pvt. Ltd. sold film rights of NIL (2016:$561) to the Group.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $33 per quarter, Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $17 per quarter.

16.	CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total

As at June 30, 2017	$244,878
As at March 31, 2017	$250,997

The Group has provided certain stand-by letters of credit amounting to $80,725 (At March 2017: $96,033) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $1,940 (At March 2017: $2,373) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

17.	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

As at June 30, 2017, non-controlling interests held an economic interest by virtue of shareholding of 33.78% (March 2017: 26.67%).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended June 30,
	2017	2016

Revenue by customer's location
India	$26,999	$43,921
Europe	1,226	3,461
North America	1,169	2,697
Rest of the world	31,438	21,016
Total Revenue	$60,832	$71,095

	Three months ended June 30,
	2017	2016

Revenue by group’s operation
India	$25,368	$42,749
Europe	9,566	4,462
North America	180	1,408
Rest of the world	25,718	22,476
Total Revenue	$60,832	$71,095

	Total	India	North America	Europe	Rest of the World
Assets by geographical area
As of June 30, 2017	$925,531	$344,220	$12	$25,226	$556,073
As of March 31, 2017	$938,669	$386,921	$13	$24,620	$527,115

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended June 30,
(dollars in millions)	2017	2016	% change

Revenue	60.8	71.1	(14.4)%

Gross Profit	25.9	23.1	12.1%

Operating profit	11.7	7.2	62.5%

Adjusted EBITDA(1)	15.8	18.1	(12.7)%

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for three months Ended June 30, 2017

Revenue

In the three months ended June 30, 2017, the Eros film slate was comprised of five films of which one was high budget, one was medium budget and three were low budget as compared to 14 films in the three months ended June 30, 2016, of which three were high budget, two were medium budget and nine were low budget.

In the three months ended June 30, 2017, the Company’s slate of five films comprised of one Hindi film, one Tamil film and three regional films as compared to the same period last year where its slate of 14 films comprised five Hindi films, five Tamil films and four regional films.

For the three months ended June 30, 2017, revenue decreased by 14.4% to $60.8 million, compared to $71.1 million for the three months ended June 30, 2016.

For the three months ended June 30, 2017, aggregate theatrical revenues decreased by 36.9% to $23.6 million from $37.4 million for the three months ended June 30, 2016, mainly due to a lower number of films, especially high and medium budget Hindi films. Theatrical revenues in the three months ended June 30, 2016 comprised revenues from Ki & Ka, Housefull 3, 24, Sardar Gabbar Singh in comparison to a slate with fewer films in the three months ended June 30, 2017 with Sarkar 3, Oru Kidayin Karunai Manu and Posto.

For the three months ended June 30, 2017, aggregate revenues from television syndication decreased by 11.2% to $17.4 million from $19.6 million for the three months ended June 30, 2016, mainly due to lower new release television revenues partially offset by catalogue revenues.

For the three months ended June 30, 2017, the aggregate revenues from digital and ancillary increased by 40.4% to $19.8 million from $14.1 million for the three months ended June 30, 2016 primarily on account of contribution from Eros Now and catalogue revenues.

Three months ended	High	Medium	Low	Total
June 30, 2017	1	1	3	5
June 30, 2016	3	2	9	14

Revenue from India decreased by 40.5% to $25.4 million in the three months ended June 30, 2017, compared to $42.7 million in the three months ended June 30, 2016 mainly due to lower theatrical revenues associated with fewer films released in the quarter ended June 30, 2017.

Revenue from Europe increased by 114.4% to $9.6 million in the three months ended June 30, 2017, compared to $4.5 million in the three months ended June 30, 2016. This was on account of higher catalogue sales partially offset by lower theatrical revenues associated with fewer films released in the quarter ended June 30, 2017.

Revenue from North America decreased by 85.7% to $0.2 million in the three months ended June 30, 2017, compared to $1.4 million in the three months ended June 30, 2016 mainly due to lower theatrical revenues associated with fewer films released in the quarter ended June 30, 2017.

Revenue from the rest of the world increased by 14.2% to $25.7 million in the three months ended June 30, 2017, compared to $22.5 million in the three months ended June 30, 2016. This was due to higher catalogue sales partially offset by lower theatrical revenues associated with fewer films released in the quarter ended June 30, 2017.

Cost of sales

For the three months ended June 30, 2017, cost of sales decreased by 27.1% to $35 million compared to $48 million in the three months ended June 30, 2016. The decrease was mainly due to lower amortization costs, lower marketing, advertising and distribution costs associated with fewer films released in the quarter ended June 30, 2017.

Gross profit

For the three months ended June 30, 2017, gross profit increased by 12.1% to $25.9 million, compared to $23.1 million in the three months ended June 30, 2016. As a percentage of revenues, the Company’s gross profit margin was 42.5% in the three months ended June 30, 2017, compared to 32.5% in the three months ended June 30, 2016. This was mainly due to lower cost of sales linked to film mix and contribution from high margin catalogue revenues.

EBIT (Non- GAAP)

For the three months ended June 30, 2017, EBIT increased by 10.9 % to $10.2 million compared to $9.2 million in the three months ended June 30, 2016. This was mainly due to lower cost of sales linked to film mix and contribution from high margin catalogue revenues.

Adjusted EBITDA (Non- GAAP)

For the three months ended June 30, 2017, Adjusted EBITDA decreased by 12.7% to $15.8 million compared to $18.1 million in the three months ended June 30, 2016 due to fewer theatrical releases in the quarter partially offset by strong catalogue sales.

Administrative costs

For the three months ended June 30, 2017, administrative costs decreased by 10.8% to $14.2 million compared to $15.9 million for the three months ended June 30, 2016 mainly due to decrease in share based compensation.

Net finance costs

For the three months ended June 30, 2017, net finance costs increased by 68.6% to $5.4 million, compared to $3.2 million in the three months ended June 30, 2016 mainly due to lower income from financing activities and increased borrowing costs.

Income tax expense

For the three months ended June 30, 2017, income tax expenses increased by 15.4% to $3 million, compared to $2.6 million in the three months ended June 30, 2016. Effective income tax rates were 24.4% and 18.3% for June 30, 2017 and June 30, 2016, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Net Income

For the three months ended June 30, 2017, net income decreased by 47.1% to $1.8 million, compared to $3.4 million in the three months ended June 30, 2016.

Trade Receivables

As of June 30, 2017, Trade Receivables increased to $243.4 million from $226.8 million as of March 31, 2017 mainly due to higher catalogue sales in this quarter. Catalogue sales have payment terms that sometimes extend up to a year. The Company collected over $30 million of trade receivables post June 30, 2017.

Net Debt

As of June 30, 2017, net debt increased to $159.2 million from $157.6 million as of March 31, 2017.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended June 30,
	2017	2016
	(in thousands)
Net income (GAAP)	$1,798	$3,439
Income tax expense	2,986	2,580
Net finance costs	5,384	3,193
Depreciation	263	210
Amortization(1)	369	694
EBITDA (Non-GAAP)	10,800	10,116
Share based payments(2)	5,189	6,023
Loss on sale of property	4	—
Gains on sale of available – for – sale financial assets	—	(58)
Net losses/(gains) on held for trading financial liabilities	(183)	2,044
Adjusted EBITDA (Non-GAAP)	$15,810	$18,125

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”).

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. Three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs alleged that the Company, and in some cases also the Company's management, violated federal securities laws by overstating the Company's financial and business results, enriching the Company's controlling owners at the expense of other shareholders, and engaging in improper accounting practices.

On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company's film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing the putative class action with prejudice.

On October 23, 2017, lead plaintiffs filed a Notice of Appeal, individually and on behalf of the putative class, to the United States Court of Appeals for the Second Circuit.

On September 29, 2017, the Company filed a lawsuit against Mangrove Partners, Manuel P. Asensio, GeoInvesting, LLC, and other individuals and entities alleging the defendants and other co-conspirators disseminated material false, misleading, and defamatory information about the Company and are engaging in other misconduct that has harmed the Company. The complaint alleges that Mangrove Partners and many, if not all, of its co-conspirators held substantial short positions in the Company's stock and profited when its share price declined in response to their multi-year disinformation campaign. The Company seeks damages and injunctive relief for defamation, trade libel, civil conspiracy, and tortious interference, including but not limited to interference with its customers, producers, distributors, investors, and lenders.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”).

ITEM 1B. Eros Now Guidance

The Company is confident that its OTT subsidiary, Eros Now, will reach 6-8 million paying subscribers and generate over $40 million of revenue by the end of Fiscal Year 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2017	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and Managing Director

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer